ASSET VALUE FUND LIMITED PARTNERSHIP
                          376 MAIN STREET, P.O. BOX 74
                              BEDMINSTER, NJ 07921
                                 (908) 234-1881


                                                             March __, 1998

Dear Fellow Cortech Stockholder:

     We and two other investors ("Asset Value") own approximately 15% of the outstanding shares of Cortech, Inc. ("Cortech"), which makes us by far Cortech's largest stockholder. At the upcoming Special Meeting, Cortech proposes, among other things, to merge with BioStar, Inc. ("BioStar"), a company located in Boulder, Colorado, which is losing money and has an accumulated deficit of more than ($25,000,000) (the "Merger"). We oppose the Merger because in our view:

     (1) the terms of the Merger do not maximize Cortech's value and in fact the terms are unfair to Cortech's public stockholders, and

     (2) the Cortech Board misstates that liquidation is the only alternative to the Merger when in fact if the poison pill were not in place, we believe that Cortech would have had and still could have numerous suitors better placed to use Cortech's cash and tax operating loss carryforwards ("NOLs").

     We have read carefully the Joint Proxy Statement/Prospectus provided by Cortech and BioStar, including the so called fairness opinion of its financial adviser, Cowen & Company ("Cowen"). We ask the Cortech Board:


           "PLEASE DISCLOSE WHAT YOU SEE IN THE HISTORY AND FINANCIAL
          STATEMENTS OF BIOSTAR THAT CHANGES FROM WHAT IS (IN OUR VIEW)
                     AN UGLY DUCKLING INTO A BEAUTIFUL SWAN"


     Kenneth Lynn, CEO of Cortech and his hand-picked Board would have us believe that once they determined in April 1997 that Cortech could not succeed as a stand-alone entity, they scoured the land for a merger partner and the only prospective suitor was BioStar, a company which lost almost ($2,000,000) in fiscal 1997 and by the end of 1997 had a negative net worth of ($5,600,000). BioStar is so poor that without Cortech or another cash source, it has only six months to live. At its fiscal year-end, BioStar lost $1,281 and had negative working capital of ($3,100,000). According to Cowen, BioStar's earning prospects are so scant that we believe one of Cortech's principal assets, approximately $77.2 million in NOLs, are of little value to BioStar because it has its own significant NOLs. The result, in our view, is a Merger that does not maximize Cortech's stockholder value. So what is it about BioStar that impressed Mr. Lynn sufficiently to merge it with Cortech when, in our view, the Cortech stockholders do not gain from the Merger?


                                     WARNING

     In our opinion, several individuals and entities, other than Cortech stockholders, reap the benefits of the Merger. We believe that Mr. Lynn stands to benefit from the Merger because it triggers his golden parachute ($1,300,000 for him and his management team) and enables him (and other Board members and executive officers) to exercise 623,535 options. Cortech's regular attorneys, Cooley Goodward LLP, stand to gain, in our view, because they are representing BioStar in the Merger and will remain counsel to the combined entity. Cowen, Cortech's purportedly independent advisor, will benefit because its fee of $250,000 soars to $400,000, an increase of 60%, if the Merger is consummated. BioStar's management receives additional compensation and options in connection with the Merger and BioStar's Board receives favorable treatment in the vesting and exercise of its options. In fact, it seems to Asset Value, that every participant will profit from the Merger except the public stockholders of Cortech who will suffer a dilution in book value per Cortech share of 64% (from an historical $.83 to a pro forma $.30) while BioStar stockholders will enjoy an improvement in book value from an historical negative ($2.86) to a positive $.17.


       WOULD THE GODS GIVE US THE GIFT TO SEE OURSELVES AS OTHERS SEE US(1)
       -----------------------------------------------------------------

     Lynn has described himself in this transaction as a "fiduciary". Far from it in our view. Prior to the merger, Lynn owned Cortech Shares worth less than $2,000 in the marketplace. As a result of the Merger, Lynn and his management team will receive: (1) payments of $1,300,000; (2) payment of premiums for health benefits for eighteen months; and (3) the immediate vesting of 623,535 options. Mr. Lynn will also continue as a director of the successor corporation after the Merger.

     We believe that Mr. Lynn negotiated the terms of the Merger with apparent disregard for stockholders' interests much like, in our view, he has ignored the growing disparity over the past several years between his interests and the public stockholders' interests. The chart below reflects the difference between Mr. Lynn's increasing compensation between 1993 and 1997 and the concomitant decline of the market value of Cortech Shares.



                 GRAPH OF CORTECH'S HIGH STOCK PRICE AND LYNN'S
                                  COMPENSATION.

                                       1993        1994       1995       1996        1997
                                      ------      ------     ------     ------      ------
Cortech's High Stock Price            $18.25      $14.25     $3.65625    $3.8125    $2.03125
Lynn's Compensation                   $140,000    $181,744   $305,499    $330,006   $330,513



                                   NOT A PRETTY PICTURE!

------------------

     (1) An anglicized version of a quotation from the poem "To a Louse" by Scottish poet Robert Burns.

     When Asset Value acquired its interest in Cortech in September 1997, we asked the Cortech Board to elect a nominee of Asset Value to the Board (only one on a five member Board). The Cortech Board, in effect, refused, then the Directors approved a transaction which, in our view, will negatively affect all stockholders. They did this without bothering to ask for, or permit, the participation of Cortech's largest stockholder, Asset Value, whose interests, clearly, in our opinion, are more matched with public stockholders than a Board which collectively owns less than 2-1/2 % of Cortech Shares.

           "WHO CARES WHAT OWNERS THINK? Who owns American companies?
  The management, of course. Shareholders are tolerated, but managers rule.(2)"


     There  can  be  no  justification  for  the  expenditure  of  approximately
$3,000,000 (20% of Cortech's net worth) on what we believe is a self-serving merger, without consulting with Asset Value, who, in our view, represents the position of the public stockholders. Unfortunately, no matter what the outcome we stockholders will pay the costs of what we consider the sheer arrogance of Cortech's management and directors.


              THIS BOARD ACTS LIKE THEIR VOICE IS THE ONLY CHOICE.

     But we stockholders can demonstrate that they are wrong. We urge you to read our enclosed Proxy Statement and join us in voting AGAINST the Merger and FOR the removal of the Poison Pill. We also recommend voting FOR the Reverse Stock Split.

                                            Sincerely,



                                            /s/ Paul O. Koether
                                            -------------------------
                                            Paul O. Koether
                                            Asset Value Fund Limited Partnership



                              VOTE NO TO THE MERGER


                      VOTE YES TO REMOVE THE POISON PILL


                      VOTE YES FOR THE REVERSE STOCK SPLIT



-------------
     (2) Market Watch, New York Times 3/8/98, Floyd Norris. This quote has been made without the permission of the New York Times or Mr. Norris.

                                    IMPORTANT


     If your shares are held in "Street Name" only your bank or broker can vote your shares, and only upon receipt of your specific instructions. Please contact the person responsible for your account and instruct them to execute a white proxy card as soon as possible.

     If you have any questions or need further assistance in voting, please call John W. Galuchie, Jr., of Asset Value Fund Limited Partnership collect at (908) 234-1881, or our proxy solicitor:


                           BEACON HILL PARTNERS, INC.
                                90 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (800) 253-3814